Issuer Free Writing Prospectus dated March 19, 2015

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated March 16, 2015 and Prospectus dated March 13, 2015

Registration No. 333-198648

This free writing prospectus relates only to the securities described below and should be read together with the prospectus dated March 13, 2015 included in the Registration Statement on Form S-3 (File No. 333-198648) of Retrophin, Inc., as supplemented by the preliminary prospectus supplement dated March 16, 2015 (the “Preliminary Prospectus”). The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1438533/000119312515094088/d890694d424b5.htm. The following information supplements and updates and, to the extent inconsistent, supersedes the information contained in the Preliminary Prospectus. You should read the entire Preliminary Prospectus carefully, especially the “Risk Factors” section and the financial statements and related notes, before deciding to invest in these securities. Unless otherwise stated or the context otherwise requires, references in this free writing prospectus to “Retrophin,” the “Company,” “we,” “us” and “our” refer to Retrophin, Inc. and its consolidated subsidiaries.

Issuer:	Retrophin, Inc.

NASDAQ Global Market symbol	RTRX

Common stock offered by us:	6,840,000 shares

Common stock to be outstanding immediately after this offering:	32,888,889 shares

Option to purchase additional shares:	We have granted the underwriters an option to purchase up to 1,026,000 additional shares of our common stock. This option is exercisable, in whole or in part, for a period of 30 days from the date of this prospectus supplement.

Public offering price:	$19.00 per share.

Joint Bookrunning Managers	Leerink Partners LLC Deutsche Bank Securities Inc.

Co-Managers	Nomura Securities International, Inc. JMP Securities LLC

Recent developments:

The information appearing under the caption “Recent Developments” appearing on page S-2 of the Preliminary Prospectus is updated as follows:

On January 12, 2015, we announced the signing of a definitive agreement pursuant to which we acquired the exclusive right to obtain from Asklepion Pharmaceuticals, LLC, or Asklepion, all worldwide rights, titles, and ownership of Cholbam, which is Asklepion’s product containing cholic acid as an active ingredient.

Under the terms of the definitive agreement, we paid Asklepion an upfront payment of $5 million for the exclusive right to acquire Cholbam following its approval by the U.S. Food and Drug Administration, or FDA. On March 17, 2015, the FDA approved Cholbam for the treatment of pediatric and adult patients with bile acid synthesis disorders due to single enzyme defects and for the treatment of patients with peroxisomal disorders (including Zellweger spectrum disorders). As a result of the approval, we will exercise our right to acquire Cholbam and related assets, including a Rare Pediatric Disease Priority Review Voucher, the Pediatric PRV, also granted to Asklepion by the FDA, in exchange for a one-time cash payment of $27 million, in addition to approximately 661,278 shares of our common stock (initially valued at $9 million at the time of the definitive agreement), which assumes Cholbam received an approval for a CTX indication. We have also agreed to pay Asklepion up to an additional $37 million upon the completion of milestones related to future net revenues associated with Cholbam, and have agreed to pay tiered royalties to Asklepion based on future net revenues associated with Cholbam.

The effectiveness of Cholbam has been demonstrated in clinical trials for bile acid synthesis disorders and the adjunctive treatment of peroxisomal disorders. There are approximately 30 patients currently receiving Cholbam through an open label extension of these trials. The estimated incidence of bile acid synthesis disorders due to single enzyme defects is 1 to 9 per million live births. Peroxisomal disorders are believed to affect approximately 1 in 50,000 live births. Cholbam will have seven years market exclusivity in the United States conferred by its designation as an orphan drug.

The Pediatric PRV is a provision that encourages development of new drugs and biologics for the prevention and treatment of rare pediatric diseases. This voucher is designed to be transferable or sold and provides the bearer with an expedited FDA review for any new drug application. The Pediatric PRV will be transferred to us under the original terms of the definitive agreement with Asklepion.

We expect to close this transaction and be able to begin distributing therapy in as few as to close in approximately two to four weeks. Consummation of this transaction is subject to the satisfaction of customary closing conditions, including, among other matters, (i) absence of any law or governmental order prohibiting or preventing the consummation of the transactions contemplated by the definitive agreement, (ii) receipt of certain contractual consents, (iii) the accuracy of the representations and warranties and compliance with the covenants set forth in the definitive agreement, each in all material respects, and (iv) the execution and delivery of specified ancillary agreements.

Risk factors:

The Risk Factors section appearing on page S-4 of the Preliminary Prospectus is updated to add the following risk factors:

Our ability to consummate the acquisition of Cholbam is subject to satisfaction of customary closing conditions.

Pursuant to a definitive agreement entered into in January 2015, we intend to exercise our exclusive right to obtain from Asklepion all worldwide rights, titles, and ownership of Cholbam. The agreement requires that we make a one-time cash payment of $27 million, in addition to approximately 661,278 shares of our common stock (initially valued at $9 million at the time of the definitive agreement), which assumes Cholbam received an approval for a CTX indication, within 45 days of Asklepion receiving FDA approval of Cholbam; the FDA approved Cholbam on March 17, 2015. We expect this transaction to close in approximately two to four weeks. Our ability to consummate this acquisition is subject to satisfaction of customary closing conditions, including, among other matters, (i) the absence of any law or governmental order prohibiting or preventing the consummation of the transactions contemplated by the definitive agreement, (ii) receipt of certain contractual consents, (iii) the accuracy of the representations and warranties and compliance with the covenants set forth in the definitive agreement, each in all material respects and (iv) the execution and delivery of specified ancillary agreements. Even if all of these conditions are satisfied, we cannot assure you that this transaction will close on our expected timeframe or at all. Failure to complete the acquisition or any delays in completing the acquisition could have an adverse impact on our future business and the trading price of our common stock could be adversely affected.

We may be unable to successfully integrate Cholbam and the related assets to be acquired from Asklepion or any other new products or businesses we may acquire.

Upon the closing of the Cholbam acquisition, if any, we will need to successfully integrate the product and related assets into our business operations. We also intend to expand our product pipeline by pursuing acquisition of additional pharmaceutical products. If an acquisition is consummated, such as the acquisition of Cholbam, the integration of the acquired business, product or other assets into our company may also be complex and time-consuming and, if such businesses, products and assets are not successfully integrated, we may not achieve the anticipated benefits, cost-savings or growth opportunities. Potential difficulties that may be encountered in the integration process include the following:

•    integrating personnel, operations and systems, while maintaining focus on producing and delivering consistent, high quality products;

•    coordinating geographically dispersed organizations;

•    distracting employees from operations;

•    retaining existing customers and attracting new customers; and

•    managing inefficiencies associated with integrating our operations.

Furthermore, these acquisitions and other arrangements, even if successfully integrated, may fail to further our business strategy as anticipated, expose us to increased competition or challenges with respect to our products or geographic markets, and expose us to additional liabilities associated with an acquired business, product, technology or other asset or arrangement. Any one of these challenges or risks could impair our ability to realize any benefit from our acquisitions or arrangements after we have expended resources on them.

Use of proceeds:

The Use of Proceeds section appearing on page S-9 of the Preliminary Prospectus is updated as follows:

We estimate that the net proceeds from the sale of the 6,840,000 shares of common stock that we are offering will be approximately $121.7 million (or approximately $140.0 million if the underwriters exercise in full their option to purchase 1,026,000 additional shares of common stock), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purpose of this offering is to obtain additional capital to support our operations. We anticipate that we will use the net proceeds of this offering to fund our research and development efforts, acquisitions or investments in additional complementary businesses, products and technologies, including $27 million to fund the initial cash milestone payment payable in connection with our acquisition of Cholbam from Asklepion, and for general corporate purposes, including working capital.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus supplement, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including our ability to obtain additional financing, the relative success and cost of our research, preclinical and clinical development programs, whether we are able to enter into future licensing arrangements and any unforeseen cash needs. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Dilution:

The Dilution section appearing on page S-12 of the Preliminary Prospectus is updated as follows:

On an as adjusted pro forma basis as of December 31, 2014, the as adjusted net tangible book value (deficit) would have been approximately $(10.8) million, or $(0.33) per share. This represents an immediate increase in net tangible book value (deficit) of $4.75 per share to existing stockholders and immediate dilution of $19.33 per share to investors purchasing our common stock in this offering at the public offering price.

If the underwriters exercise in full their option to purchase 1,026,000 additional shares of common stock at the public offering price of $19.00 per share, our as adjusted pro forma net tangible book value (deficit) as of December 31, 2014 would have been approximately $0.22 per share, representing an increase in net tangible book value (deficit) of approximately $5.30 per share to existing stockholders and immediate dilution in net tangible book value (deficit) of $18.78 per share to investors purchasing our common stock in this offering at the public offering price.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we or any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA, 02110, or by email at syndicate@leerink.com, or by phone at (800) 808-7525, or from Deutsche Bank Securities Inc., Attn: Prospectus Department, 60 Wall Street, New York, New York 10005-2836, or at 1-800-503-4611 or prospectus.cpdg@db.com.

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